Exhibit 99.1

ARB IOT GROUP LIMITED

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022

	Note	As of 31 December 2022	As of 31 December 2021
		USD	USD

Assets
Current assets
Cash and bank balances	4	7,702.481	5,348,748
Trade receivables	5	22,129,196	26,273,468
Other receivables, deposits and prepayments	6	3,857,986	1,202,945
Amount due from related companies	7	4,794,858	203,544
Current tax asset		2,910	1,975
Total current assets		38,487,431	33,030,680

Non-current assets

Property, plant and equipment	8	27,233,640	741
Right of use asset	9	9,625	40,684
Intangible asset	10	28,911,344	36,078,508
Total non-current assets		56,154,609	36,119,933

Total assets		94,642,040	69,150,613

Liabilities

Current liabilities
Trade payables	11	10,208,834	17,243,858
Other payables and accruals	12	4,597,526	200,309
Amount due to holding company	7	-	168,582
Amount due to related companies	7	8,559,572	448,304
Current tax liability		2,183,954	166,345
Lease liabilities	9	9,891	30,558
Total current liabilities		25,559,777	18,257,956

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT 31 DECEMBER 2022 (CONT’D)

	Note	As of 31 December 2022	As of 31 December 2021
		USD	USD

Non-current liabilities
Deferred tax liabilities	13	2,727,522	2,237,691
Lease liability	9	-	10,452
Total non-current liabilities		2,727,522	2,248,143

Total liabilities		28,287,299	20,506,099

Net assets		66,354,741	48,644,514

EQUITY

Share capital	14	2,543	1,057
Capital contribution	15	42,051,956	34,280,302
Reserves		23,936,573	14,286,305
Equity attributable to owners of the Company		65,991,072	48,567,664
Non-controlling interests	16	363,669	76,850
TOTAL EQUITY		66,354,741	48,644,514

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD ENDED 31 DECEMBER 2022

		For the period ended
	Note	31 December 2022	31 December 2021
		USD	USD

Revenue	17	27,990,381	41,123,984
Cost of sale		(24,628,875)	(32,596,276)
Gross profit		3,361,506	8,527,708
Other income		50,194	24,185
Administrative expenses		(2,861,420)	(935,532)
Finance costs		(358)	(783)
Profit before tax	18	549,922	7,615,578
Tax expense	19	567,855	(180,639)
Profit for the financial period,		1,117,777	7,434.939

Other comprehensive income for the financial period, net of tax
Items that may be reclassified subsequently to profit or loss:
Loss on foreign currency translation		(2,500)	(1)
Total comprehensive income for the financial period		1,115,277	7,434,938
Profit for the financial period attributable to:
Owners of the Company		831,684	7,458,840
Non-controlling interests	16	286,093	(23,901)
		1,117,777	7,434,939
Total comprehensive income attributable to:
Owners of the Company		829,184	7,458,839
Non-controlling interests		286,093	(23,901)
		1,115,277	7,434,938

Weighted average shares outstanding:
Basic	20	18,396,739	10,000,000
Diluted	20	18,396,739	10,000,000

Earnings per share attributable to Owners of the Company:
Basic	20	0.05	0.75
Diluted	20	0.05	0.75

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2022

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	USD	USD	USD	USD	USD	USD	USD

Balance at 30 June 2021	1	13,203,065	-	6,015,786	19,218,852	890,676	20,109,528

Profit for the financial period	-	-	-	7,458,839	7,458,839	(23,901)	7,434,938

Loss on foreign currency translations	-	-	(1)	-	(1)	-	(1)
Total comprehensive income	-	-	(1)	7,458,839	7,458,838	(23,901)	7,434,937
Capital contribution	-	21,077,237	-	-	21,077,237	-	21,077,237

Transaction with Owners
Acquisition of subsidiaries	-	-	-	-	-	33,515	33,515
Effects of accretion of interests in subsidiaries	-	-	-	886,809	886,809	(898,662)	(11,853)
Effects of dilution of interests in a subsidiary	-	-	-	(75,126)	(75,126)	75,126	-
Issuance of shares	1,056	-	-	-	1,056	-	1,056
Merger reserve from common control	-	-	-	(2)	(2)	-	(2)
Irredeemable convertible preference shares contributed by non-controlling interest of subsidiaries	-	-	-	-	-	96	96
Total transactions with Owners	1,056	-	-	811,681	812,737	(789,925)	22,812
Balance at 31 December 2021	1,057	34,280,302	(1)	14,286,306	48,567,664	76,850	48,644,514

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD ENDED 31 DECEMBER 2022 (CONT’D)

					Total
			Exchange		attributable	Non-
	Share	Capital	translation	Retained	to owners	controlling	Total
	capital	contribution	reserve	earnings	the Company	interests	equity
	USD	USD	USD	USD	USD	USD	USD

Balance at 30 June 2022	1,001	43,547,538	(1)	23,107,390	66,655,928	77,576	66,733,504

Profit for the financial period	-	-	-	831,684	831,684	286,093	1,117,777

Loss on foreign currency translations	-	-	(2,500)	-	(2,500)	-	(2,500)
Other comprehensive income	-	-	(2,500)	-	(2,500)	-	(2,500)
Total and other comprehensive income	-	-	(2,500)	831,684	829,184	286,093	1,115,277

Repayment of capital contribution	-	(1,495,582)	-	-	(1,495,582)	-	(1,495,582)

Transaction with Owners
Issuance of ordinary shares	1,542	-	-	-	1,542	-	1,542
Total transactions with Owners	1,542	-	-	-	1,542	-	1,542
Balance at 31 December 2022	2,543	42,051,956	(2,501)	23,939,074	65,991,072	363,669	66,354,741

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED 31 DECEMBER 2022

	For the period ended
	31 December 2022	31 December 2021
	USD	USD

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	549,922	7,615,578
Adjustments for:
Depreciation of property, plant and equipment	1,650,779	32
Amortisation of intangible asset	2,598,740	912,734
Depreciation of right of use asset	14,437	12,713
Interest expense of lease liabilities	358	783
Interest income	(50,194)	(1,515)
Negative goodwill	-	(22,671)
Operating profit before changes in working capital	4,764,042	8,517,654

Changes in working capital:
Trade receivables	(3,808,275)	(19,090,778)
Other receivables, deposit and prepayments	(2,718,013)	892,267
Trade payables	10,050,326	16,642,620
Other payables and accruals	2,563,167	(3,505,819)
Cash generated from operations	10,851,247	3,455,944

Interest received	50,194	1,515
Income tax paid	(2,916)	(1,704)
Net cash generated from operating activities	10,898,525	3,455,755

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of additional equity interest of subsidiaries	-	(11,854)
Acquisition of intangible assets	-	(18,678,161)
Acquisition of subsidiaries, net of cash acquired	-	(1,903,736)
Proceed from redemption of other investment	-	1,293,103
Purchase of property, plant and equipment	(16,402,389)	(773)
Repayment from (Advance to) related companies	-	-
Net cash used in investing activities	(16,402,389)	(19,301,421)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED 31 DECEMBER 2022 (CONT’D)

	For the period ended
	31 December 2022	31 December 2021
	USD	USD

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from/(Repayment to) related companies	9,064	(1,807,912)
Increase in fixed deposits with the licensed bank	(88,817)	-
Ordinary share capital contributed by non-controlling interests of subsidiaries	-	96
Payment of lease liabilities	(14,956)	(13,170)
Repayment to holding company	8,325,104	(3,984)
Merger reserve from common control	-	(2)
(Repayment of)/Proceeds from capital contribution	(1,495,581)	21,077,238
Issuance of share capital	1,542	1,057
Net cash from financing activities	6,736,356	19,253,323

Net increase in cash and cash equivalents	1,232,492	3,407,657
Effect of exchange rate changes	(2,500)	(2)
Cash and cash equivalents at beginning of the period	6,383,672	1,941,093
Cash and cash equivalents at end of the period	7,613,664	5,348,748

Cash and cash equivalents comprised:
Deposit with licensed bank	88,817	-
Cash and bank balances	7,613,664	5,348,748
	7,702,481	5,348,748

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

1.	GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on 1 March 2022. The Company through its subsidiaries, is engaged in provision of hardware and software of Internet of Things solutions to meet customers demand in four business lines, which are IoT Smart Home and Buildings, IoT Smart Agriculture, IoT System Development and IoT Gadget Distribution. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the financial statements. The principal place of business of the Company is located at No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2, KL Sentral 50470 Kuala Lumpur, Malaysia.

The Company’s ultimate controlling shareholder is ARB Berhad, a company incorporated in October 1997 in Malaysia and becoming listed on the Main Market of Bursa Malaysia Securities Berhad in February 2004.

The financial statements are presented in Ringgit Malaysia (“RM”) which is also the functional currency of the Company.

The conversion from Ringgit Malaysia into U.S. dollars (USD) was made at the exchange rate as of 31 December 2022, on which USD 1.00 equaled RM 4.413. The use of USD is solely for the convenience of the reader.

Reorganization under common control

Prior to the Group reorganization (“Reorganization”), ARB Berhad, the controlling shareholder of the Company, held 100% of the shareholdings of ARB Lab Sdn. Bhd., ARB R&D Sdn. Bhd., ARB Innovation Sdn. Bhd., ARB AI Sdn. Bhd., ARBIOT Sdn. Bhd., ARB Midware Sdn. Bhd., ARB Intelligence Sdn. Bhd., ARB AI Agro Sdn. Bhd., ARB Agro Technology Sdn. Bhd., ARB 5G Sdn. Bhd., ARB Big Data Sdn. Bhd., ARB Techsymbol Sdn. Bhd., ARB Logistic Technologies Sdn. Bhd., ARB Information Sdn. Bhd. And ARB AI Technology Sdn. Bhd., 95% of the shareholding of ARB Robotic Sdn. Bhd. And 51% of the shareholdings of ARB Distribution Sdn. Bhd. And ARB WMS Technologies Sdn. Bhd. (collectively, the “Transferred Shareholdings”).

The Reorganization was executed as follows:

-	The Company was incorporated on 1 March 2022 by issuing 1 share to ARB IOT Limited. On 15 March 2022, the Company incorporated ARB IOT (M) Sdn. Bhd., a company limited by shares under the laws of Malaysia.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

1.	GENERAL INFORMATION AND REORGANIZATION TRANSACTIONS (CONT’D)

Reorganization under common control (cont’d)

-	On 18 March 2022, ARB Berhad transferred its equity interest in ARB IOT Group Sdn. Bhd. to ARB IOT (M) Sdn. Bhd., through ARB Digital Technology Sdn. Bhd., an indirect wholly-owned Malaysian subsidiary of ARB Berhad. As a result, the Company acquired the Transferred Shareholdings.

-	On 9 June 2022, the Company effected a 1 to 10,000 share split (please see Note 14 for more information);

Upon the completion of the Reorganization, the Company became the holding company of the subsidiaries set forth in Note 2 Principles of consolidation. As the Company’s subsidiaries and the Company were controlled by ARB Berhad, immediately before and after the Reorganization, the Reorganization was accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements as of and for the year ended 30 June 2021 and 2022 represent historical consolidated financial statements as if the corporate structure of the Group had been in existence since the beginning of the periods presented and the financial statement items of the combining entities had been combined from the date when the combining entities first came under the control of the controlling party. The net assets of the combining entities are consolidated using the existing book values from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of bargain purchase gain at the time of common control combination. The consolidated statements of operations and other comprehensive income includes the results of each of the combining entities from the earliest date presented or since the date when the combining entities first came under the common control, whichever is shorter.

2.	SIGNIFICANT ACCOUNTING POLICIES

This summary provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of ARB IOT Group Limited and its subsidiaries.

Basis for preparation

Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period for the period ended 31 December 2021 and 2022.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Basis for preparation (cont’d)

The consolidated statements of operations and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the period ended 31 December 2021 and 2022 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout period ended 31 December 2021 and 2022, or since their respective dates of incorporation, where this is a shorter period.

The consolidated financial statements of ARB IOT Group Limited and its subsidiaries have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

New or amended Accounting Standards and Interpretations adopted

There was no new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board ('IASB') that are relevant to the company's current reporting period. Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The company has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Basis for preparation (cont’d)

Business combinations

Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interest share (“NCI”) in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in General and administrative expenses.

Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	31 December 2022%	31 December 2021%	Principal activities

ARB IOT (M) Sdn. Bhd.	100	100	Investment holding

ARB IOT Group Sdn. Bhd.	100	100	Investment holding

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (cont’d)

	Ownership Interest in equity
Name of company	31 December 2022%	31 December 2021%	Principal activities

Subsidiaries of ARB IOT Group Sdn. Bhd.
ARB AI Agro Sdn. Bhd.	100	100	Investment holding
Subsidiary of ARB AI
Agro Sdn. Bhd.
ARB Agro Technology Sdn. Bhd. (formerly known as Digital Agrophonic Sdn. Bhd.)	100	100	Business in digital agricultural technology
ARB AI Sdn. Bhd.	100	100	Investment holding
Subsidiary of ARB AI Sdn. Bhd.
ARBIOT Sdn. Bhd.	100	100	IoT, internet and multimedia development and consultancy services, and project management
ARB Lab Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Lab Sdn. Bhd.
ARB R&D Sdn. Bhd.	100	100	Development of IT and IoT for software and
Subsidiary of ARB R&D Sdn. Bhd.
ARB Innovation Sdn. Bhd.	100	100	Provision of IT software and hardware solution
ARB R1 Technology Sdn. Bhd	100	100	Dormant

ARB Midware Sdn. Bhd.	100	100	Investment holding
Subsidiary of ARB Midware Sdn. Bhd.

ARB Distribution Sdn. Bhd.	51	51	Distribution of IoT related products

ARB Robotic Sdn. Bhd.	95	95	Investment holding

Subsidiary of ARB Robotic Sdn. Bhd.

ARB Intelligence Sdn. Bhd.	100	100	IoT cloud business platform

ARB Techsymbol Sdn. Bhd.	100	100	Investment holding

Subsidiaries of ARB Techsymbol Sdn. Bhd.
ARB Logistic Technologies Sdn. Bhd.	100	100	Dormant

ARB WMS Technologies Sdn. Bhd.	51	51	Business in provision of warehouse management system solution and equipment

ARB 5G Sdn. Bhd.	100	100	Investment holding

Subsidiary of ARB 5G Sdn. Bhd.

ARB Big Data Sdn. Bhd.	100	100	Software development and data analysis

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Principles of consolidation (cont’d)

During the financial period, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies:

(1)	On 12 July 2021, ARB Techsymbol Sdn. Bhd. acquired 49,000 ordinary shares representing 49% of the equity interest of ARB Logistic Technologies Sdn. Bhd. for a total cash consideration of RM49,000. Consequently, ARB Logistic Technologies Sdn. Bhd. became a wholly-owned subsidiary of ARB Techsymbol Sdn. Bhd.

(2)	On 12 August 2021, ARB Techsymbol Sdn. Bhd. had acquired 51,000 ordinary shares representing 51% of equity interest of ARB WMS Technologies Sdn. Bhd., for a total cash consideration of RM51,000.

(3)	On 23 September 2021, ARB R&D Sdn. Bhd. had acquired one (1) ordinary share representing 100% of equity interest of ARB Innovation Sdn. Bhd., for a total cash consideration of RM8,000,001.

(4)	On 12 October 2021, ARB AI Agro Sdn. Bhd. acquired 100 ordinary shares representing 10% of the equity interest of ARB Agro Technology Sdn. Bhd., for a total cash consideration of RM100. Consequently, ARB Agro Technology Sdn. Bhd. became a wholly-owned subsidiary of ARB AI Agro Sdn. Bhd..

(5)	On 31 December 2021, ARB AI Sdn. Bhd. acquired 1,000,000 ordinary shares representing 1% equity interest of ARBIOT Sdn. Bhd., for a total cash consideration of RM1. Consequently, ARB Agro Technology Sdn. Bhd. became a wholly-owned subsidiary of ARB AI Sdn. Bhd.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Segmental Information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM). The CODM is comprised of the Management Board of the Group. The Group operates as two segment dedicated to the provision of hardware and software of Internet of Things solutions and investment holding and others. The CODM makes decisions about allocating resources and assessing performance based on the Group as a whole. Accordingly, the Group has determined it operates in two operating and reportable segment.

Foreign currency translation

The financial statements are presented in Ringgit Malaysia, which is the Company’s presentation currency. The use of USD is solely for the convenience of the reader. All the functional currency of subsidiaries of ARB IOT Group Limited are Ringgit Malaysia.

Foreign currency transactions

Foreign currency transactions are translated into Ringgit Malaysia using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenues are recognized upon the application of the following steps:

1	Identification of the contract or contracts with a customer;

2	Identification of the performance obligations in the contract;

3	Determination of the transaction price;

4	Allocation of the transaction price to the performance obligations in the contract; and

5	Recognition of revenue when, or as, the performance obligation is satisfied.

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short term accumulating compensated absence such as paid annual leave is recognised when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Employee benefits (cont’d)

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognised as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group and the Company has no further payment obligations.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination or items recognised directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial period.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Impairment of assets

Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Cash and bank balances

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All trade payables were current for the period ended 31 December 2022 and 2021.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The Group recognises transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that caused the transfers.

3.	CRITICAL ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Significant estimates and judgments

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than disclosed in the Note 10 - intangible asset.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

4.	CASH AND BANK BALANCES

	31 December	31 December
	2022	2021
	USD	USD

Cash and bank balances	7,613,664	5,348,748
Deposits with license banks	88,817	-
	7,702,481	5,348,748

Cash and bank balances are classified as financial assets measured at amortised cost.

5.	TRADE RECEIVABLES

	31 December	31 December
	2022	2021
	USD	USD
Current
Trade receivables
- Third parties	22,129,196	26,273,468

(a)	Trade receivables are classified as financial assets measured at amortised cost.

(b)	Trade receivables are non-interest bearing and the normal credit terms of trade receivables granted by the Group ranged from 30 to 210 days (2022: 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognised at their original invoices amounts, which represent their fair values on initial recognition.

(c)	Impairment for trade receivables that do not contain a significant financing component are recognised based on the simplified approach using the lifetime expected credit losses.

The Group uses an allowance matrix to measure the expected credit loss of trade receivables from individual customers. Expected loss rates are calculated using the roll rate based on the probability of a receivable progressing through successive stages of delinquency to 210 days past due.

The expected loss rates are based on the historical credit losses experienced by the Group. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the customers of the Group. The Group has identified the base lending rate, unemployment rate, inflation rate and labor force participation as the key macroeconomic factors. Nevertheless, the Group believe that these factors are immaterial for the purpose of impairment calculation for the year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

5.	TRADE RECEIVABLES (CONT’D)

(c)	For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognised within administrative expenses in the statements of profit or loss and other comprehensive income. On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information.

(d)	Lifetime expected loss provision for trade receivables of the Group are as follows:

	Gross carrying amount	Total impairment	Net carrying amount
	USD	USD	USD

31 December 2022

Current	19,206,801	-	19,206,801

Past due:
1 to 30 days	2,895,711	-	2,895,711
31 to 120 days	2,094	-	2,094
121 to 210 days	168	-	168
More than 210 days	24,422	-	24,422
	22,129,196	-	22,129,196

31 December 2021
Current	26,070,891	-	26,070,891
Past due:
1 to 30 days	200,361	-	200,361
31 to 120 days	2,125	-	2,125
121 to 210 days	91	-	91
More than 210 days	-	-	-
	26,273,468	-	26,273,468

(e)	The Group does not have significant exposure to single customers or to industry groups and does not anticipate the carrying amounts recorded at the end of the reporting period to be significantly different from the values that would eventually be received.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

6.	OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	31 December	31 December
	2022	2021
	USD	USD

Other receivables	2,719,121	-
Deposits	1,138,865	1,202,586
Prepayments	-	359
	3,857,986	1,202,945

(a)	Other receivables and deposits are classified as financial assets measured at amortised cost.

(b)	Impairment for other receivables are recognised based on the general approach within IFRS 9 using the forward looking expected credit loss model. The methodology used to determine the amount of the impairment is based on whether there has been a significant increase in credit risk since initial recognition of the financial asset. For those in which the credit risk has not increased significantly since initial recognition of the financial asset, twelve month expected credit losses along with gross interest income are recognised. For those in which credit risk has increased significantly, lifetime expected credit losses along with the gross interest income are recognised. For those that are determined to be credit impaired, lifetime expected credit losses along with interest income on a net basis are recognised.

The Group defined significant increase in credit risk based on payment trends and past due information.

A financial asset is ‘credit impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit impaired includes the following observable data:

(i)	Significant financial difficulties of the debtor;

(ii)	It is probable that the debtor will enter bankruptcy or other financial reorganisation; or

(iii)	The disappearance of an active market for a security because of financial difficulties.

The probability of non-payment by other receivables is adjusted by forward looking information as stated in Note 5(c) and multiplied by the amount of the expected loss arising from default to determine the twelve month or lifetime expected credit loss for the other receivables.

(c)	No expected credit loss is recognised arising from other receivables and deposits as it is negligible.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

7.	AMOUNT DUE FROM/(TO) RELATED/ULTIMATE HOLDING COMPANIES

	31 December	31 December
	2021	2022
	USD	USD
Amount due from related companies
- trade	-	203,544
- non-trade	4,794,858	-
	4,794,858	203,544

Amount due to related companies
- trade	(31,724)	-
- non-trade	(8,527,848)	(448,304)
	(8,559,572)	(448,304)

Amount due to ultimate holding company
- non-trade	-	(168,582)
	-	(168,582)

(a)	Amount due from/(to) related companies are classified as financial liabilities measured at amortised cost.

(b)	The amount due from/(to) related companies are unsecured, interest free, repayable upon demand and payable with next twelve month.

(c)	The maturity profile of the amount due from/(to) related companies are at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

8.	PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	31 December	31 December
	2022	2021
	USD	USD

Cost

As at 1 July	12,693,645	-
Additional	16,402,389	773
As at 31 December	29,096,034	773

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

8.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

Computer system and equipment (cont’d)

	31 December	31 December
	2022	2021
	USD	USD

Accumulated depreciation

As at 1 July	211,615	-
Additional	1,650,779	32
As at 31 December	1,862,394	32

Net carrying amount	27,233,640	741

(a)	All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(b)	Depreciation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Computer system and equipment	10% - 20%

9.	RIGHT OF USE ASSET/LEASE LIABILITY

Office space

	31 December	31 December
	2022	2021
	USD	USD
Right of use asset
Cost

As at 1 July	50,529	-
Additional	-	53,397
As at 31 December	50,529	53,397

Accumulated depreciation

As at 1 July	26,467	-
Charge for the period	14,437	12,713
As at 31 December	40,904	12,713

Net carrying amount	9,625	40,684

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

9.	RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space (cont’d)

	31 December	31 December
	2022	2021
	USD	USD
Lease liability

As at 1 July	24,489	-
Addition	-	53,397
Interest charged	358	783
Payment of:
- principal	(14,598)	(12,387)
- interest	(358)	(783)
	(14,956)	(13,170)
Net Carrying amount	9,891	41,010

(a)	The Group lease an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term.

(b)

The right of use asset is initially measured at cost, which comprise the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right of use asset is stated at cost less accumulated depreciation and any accumulated impairment losses, and adjusted for any re-measurement of the lease liability.

The right of use asset is depciated on the straight-line basis over the earlier of the estimated useful lives of the right of use asset or the end of the lease term. The lease terms for office space are 2 years.

(c)	The Group has certain leases of premises and equipment with lease term of twelve (12) months or less, and low value leases of office equipment of RM20,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	31 December	31 December
	2022	2021
	RM	RM

Administrative expenses:
- depreciation of right of use asset	14,437	12,713
- expense relating to short-term leases	10,877	13,595
- expense relating to leases of low-value assets	721	381

Finance costs:
- interest expense on lease liability	358	783

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

9.	RIGHT OF USE ASSET/LEASE LIABILITY (CONT’D)

Office space(cont’d)

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to five years	Total
	%	USD	USD	USD
2022

Lease liability	3.88	9,971	-	9,971

2021

Lease liability	3.88	31,609	10,536	42,146

(f)

The Group leases several assets that include extension and termination options. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Management determines whether these extension and termination options are reasonably certain to be executed.

As at 31 December 2022, there are no undiscounted potential future rental payments that are not included in the lease term.

(g)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	31 December 2022	31 December 2021
	RM	RM
Cash flows	(14,956)	(13,170)

Non-cash flows
- additions	-	53,397
- accretion of interest	358	783
At the end of the period	(14,598)	41,010

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

10.	INTANGIBLE ASSET

	Supply/Service Agreements	Computer system	Goodwill	Total
	USD	USD	USD	USD
Cost
As at 1 July 2022	7,220,620	24,514,714	6,771,932	38,507,266
Additions	-	-	-	-
As at 31 December 2022	7,220,620	24,514,714	6,771,932	38,507,266

	Supply/Service Agreements	Computer system	Goodwill	Total
	USD	USD	USD	USD
Accumulated Amortisation
As at 1 July 2022	782,234	6,214,948	-	6,997,182
Charge for the period	361,031	2,237,709	-	2,598,740
As at 31 December 2022	1,143,265	8,452,657	-	9,595,922

	Supply/Service Agreements	Computer system	Goodwill	Total
	USD	USD	USD	USD
Net Carrying amount
As at 31 December 2022	6,077,355	16,062,057	6,771,932	28,911,344

	Supply/Service Agreements	Computer system	Goodwill	Total
	USD	USD	USD	USD
Cost
As at 1 July 2021	7,630,410	7,227,836	5,304,145	20,162,391
Additions	-	18,678,161	1,851,700	20,529,861
As at 31 December 2021	7,630,410	25,905,997	7,155,845	40,692,252

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

10.	INTANGIBLE ASSET (CONT’D)

	Supply/Service Agreements	Computer system	Goodwill	Total
	USD	USD	USD	USD
Accumulated Amortisation
As at 1 July 2021	63,587	3,637,423	-	3,701,010
Charge for the period	381,521	531,213	-	912,734
As at 31 December 2021	445,108	4,168,636	-	4,613,744

	Supply/Service Agreements	Computer system	Goodwill	Total
	USD	USD	USD	USD
Net Carrying amount
As at 31 December 2021	7,185,302	21,737,361	7,155,845	36,078,508

Supply/Service Agreements

Supply Agreement, Service Agreement and the Reseller and Drone Service Agreement (“Supply/Service Agreements”) recognized in a business combination is a contract-based intangible asset at the acquisition date and is initially measure at cost. After initial recognition, Supply/Service Agreement is measured at cost less accumulated amortisation and accumulated impairment losses.

For the purpose of initial cost recognition, The Group had appointed Independent Valuer (“the Valuer”) to value Supply/Service Agreement based on Discounted Cash Flow Valuation Model (“DCF valuation model”), where the Valuer has adopted the mid-point cost of equity (“Ke”) as the discount rate for future cash flows on 3 June 2021.

The initial cost recognition was taken the following basis into consideration:

●	the expected cash flows received by Digital Agrophonic Sdn Bhd (“DASB”) derived from the execution of the Supply/Service Agreements, whereby DASB is authorised to sell, promote, market the products and drone services to customers net present value of such cash flows. Subsequent to the execution of the Reseller and Drone Service Agreement, DASB has signed the Supply Agreement and Service Agreement for:-

(i)

provision of all-in-one drone services to streamline workflows on farms and plantation which includes but not limited to spraying pest protection solution for a variety of crops for a period of ten (10) years; and

(ii)	purchase of Multi-Rotor Agricultural unmanned aeril vehicles (“UAV”) manufactured and marketed under the trademark of Guangzhou Xaircraft Technology Co. Ltd (“GXT”) for a period of ten (10) years and Multi-Rotor Agricultural UAVs from others suppliers from other countries.

●	the potential future economic benefits expected to derived from the Reseller and Drone Services Agreement for the next ten (10) years period with an option to renew for another five (5) years; and

●	rationale and prospects of the Subscription.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

10.	INTANGIBLE ASSET (CONT’D)

Supply/Service Agreements(cont’d)

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(i)	Revenue and income pursuant to the Reseller and Drone Service Agreement, the Supply Agreement, and the Service Agreement for the period from ten (10) years, which is derived from 2 main sources as follows:

(i)	Sale of Products – Multi-Rotor Agricultural UAVs

(ii)	Drone Services – Services of providing all-in-one drone services to streamline workflows on farms and plantations which includes but not limited to spraying pest protection solution for a variety of crops.

The selling price per unit of the products are approximately RM5,800 per unit, inflated by 5% per annum for every 3-year intervals. Approximately 272 units is expected to be sold within these ten (10) years.

Drone Services provided will be charged at a rate of approximately RM342,800 per month and shall be inflated by 5% per annum for every 3-years intervals. Approximately 608 times of the services is expected to be provided within these ten (10) years.

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(ii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(iii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities., which will materially affect the position or business of DASB.

(iv)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(v)	DASB meets all the regulations and standards prescribed by the authorities.

(vi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(vii)	Pre-tax discount rate of 11.79% (2022: 11.79%) per annum has been be applied in the determining the initial cost recognition.

Computer system

Computer system comprise of source codes recognized in a business combination at the acquisition date and source codes purchased from third parties, which were held for use in the production or supply of goods or services to customers. The source codes are initially measure at cost. After initial recognition, source codes are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are 20%.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

10.	INTANGIBLE ASSET (CONT’D)

Goodwill

Goodwill recognised in a business combination is an asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to the Group’s CGUs which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (2020: nil) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 4.09% (2022: 4.09%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, no impairment loss was recognised for the intangible assets on consolidation for current financial year as its recoverable value was in excess of its carrying values.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

11.	TRADE PAYABLES

	31 December	31 December
	2022	2021
	USD	USD
Current
Trade payables
- Third parties	10,186,174	17,243,858
Retention sum receivables
- Third parties	22,660	-
	10,208,834	17,243,858

(a)	Trade payables are classified as financial liabilities measured at amortised cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 210 days. (2022: 30 to 210 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12.	OTHER PAYABLES AND ACCRUALS

	31 December	31 December
	2022	2021
	USD	USD

Other payables	4,353,885	137,312
Accruals	76,739	62,997
Deposits received	166,902	-
	4,597,526	200,309

(a)	Other payables and accruals are classified as financial liabilities measured at amortised cost.

(b)	The maturity profile of the other payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

13.	DEFERRED TAX LIABILITIES

	31 December	31 December
	2022	2021
	USD	USD

As at 1 July	4,104,573	2,223,126
Acquisition of a subsidiary	-	-
Recognised in profit or loss	(1,377,051)	14,565
As at 31 December	2,727,522	2,237,691

Components of deferred tax assets and liabilities at the end of each reporting period comprise the tax effects of:

	31 December	31 December
	2022	2021
	USD	USD

Excess of net carrying amount over tax written down value of plant and equipment	4,688,046	664,463
Unabsorbed capital allowances	(2,601,961)	(151,245)
Unabsorbed tax loses	(817,128)	-
Intangible asset	1,458,565	1,724,473
	2,727,522	2,237,691

14.	SHARE CAPITAL

	31 December 2022		31 December 2021
	Number of		Number of
	shares	Amount	shares	Amount
		USD		USD
Issued and fully paid ordinary shares
At the beginning of the period	10,000,000	1,001	10,000,000	1,057
Issuance of shares	15,000,000	1,542	-	-
As at end of the period	25,000,000	2,543	10,000,000	1,057

The shareholders’ equity structures as of 30 June 2021 and 30 June 2022 were presented after giving retroactive effect to the reorganization of ARB IOT Group Limited that was completed on 9 June 2022. All share and per share information has been retrospectively restated to reflect the reorganization for all periods presented.

ARB IOT Group Limited was established under the laws of the Cayman Islands on 1 March 2022. The authorised share capital of the Company is USD 50,000 divided into 50,000 shares of a par value of USD 1 each and the issued share capital was 1 ordinary share of a par value of USD 1.

On 9 June 2022, the Company subdivided existing issued and unissued shares into 10,000 shares of par value of USD 0.0001 each of the Company such that the authorized share capital of the Company will be 500,000,000 shares of a par value of USD 0.0001 each and the issued share capital will be 10,000 shares of a par value of USD 0.0001 each.

On 9 June 2022, the Company issued 9,990,000 new shares amounting to USD999 to ARB IOT Limited for working capital purposes.

On 19 September 2022, the Company issued 15,000,000 new ordinary shares at a price of USD0.0001 per ordinary share for a total cash consideration of USD1,500 for working capital purposes.

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

15.	CAPITAL CONTRIBUTION

The advance from holding company classified under equity represents amount that is not expected to be repaid in the foreseeable future and effectively represents additional investment into the Company by the holding company.

16.	NON-CONTROLLING INTERESTS

	31 December	31 December
	2022	2021
	USD	USD

Non-controlling interests	363,669	76,850

(a)	Subsidiaries of the Group that have material non-controlling interests (NCI) are as follows:

31 December 2022	ARB Robotic Group	ARB WMS	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	5%	49%	-	-
Carrying amount of NCI (USD)	207,548	133,032	23,089	363,669
Profit allocated to NCI (USD)	154,198	132,321	(426)	286,093
Total comprehensive income allocated to NCI (USD)	154,198	132,321	(426)	286,093

31 December 2021	ARB Robotic Group	ARB WMS	Other individually immaterial subsidiaries	Total
NCI percentage of ownership interest and voting interest (%)	5%	49%	-	-
Carrying amount of NCI (USD)	65,402	30,589	(19,141)	76,850
Profit allocated to NCI (USD)	65,453	(2,926)	(86,428)	(23,901)
Total comprehensive income allocated to NCI (USD)	65,453	(2,926)	(86,428)	(23,901)

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

16.	NON-CONTROLLING INTERESTS (CONT’D)

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

	ARB Robotic Group	ARB Distribution
31 December 2022	USD	USD
Assets and liabilities
Non-current assets	5,324,628	2
Current assets	3,415,821	1,302,773
Non-current liabilities	-	-
Current liabilities	(169,853)	(510,605)
Net assets	8,570,596	792,170

Results
Revenue	3,399,048	2,351,904
Profit for the financial period	3,146,905	285,369
Total comprehensive income	3,146,905	285,369
Cash flows from operating activities	3,226,950	274,277
Cash flows (used in)/from investing activities	(3,399,048)	24
Cash flows from/(used in) financing activities	96,481	(13)
Net (decrease)/increase in cash and cash equivalents	(75,617)	274,288

	ARB Robotic Group	ARB WMS
31 December 2021	USD	USD
Assets and liabilities
Non-current assets	5,484,931	-
Current assets	193,826	69,132
Non-current liabilities	(9,890)	-
Current liabilities	(70,904)	(6,705)
Net assets	5,597,963	62,427

Results
Revenue	1,380,014	-
Profit/(Loss) for the financial period	1,263,713	(5,971)
Total comprehensive income	1,263,713	(5,971)
Cash flows from/(used in) operating activities	170,024	(5,341)
Cash flows used in investing activities	(185,815)	-
Cash flows from financing activities	18,816	28,975
Net increase in cash and cash equivalents	3,025	23,634

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

16.	NON-CONTROLLING INTERESTS (CONT’D)

(c)	Acquisition of non-controlling interest.

31 December 2022

On 12 July 2021, the Group had acquired ARB Logistic Technology Sdn Bhd (“ARB Logistic”)’s 49,000 ordinary shares representing 49% of controlling equity interest in consideration of RM49,000. As a result, the Group had increased controlling equity interest in ARB Logistic from 51% to 100% at the date of acquisition.

On 12 October 2021, the Group had acquired additional ARB Agro Tech’s 100 ordinary shares representing 10% of controlling equity interest in consideration of RM100.00. As a result, the Group had increased controlling equity interest in ARB Agro Tech from 90% to 100% at the date of acquisition.

On 31 December 2021, the Group had acquired ARBIOT’s additional 1,000,000 ordinary shares representing 1% of controlling equity interest in consideration of RM1,000,000. As a result, the Group had increased controlling equity interest in ARBIOT from 99% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries’ remain unchanged as 31 December 2021.

17.	REVENUE

	For the period ended 31 December
	2022	2021
	USD	USD
Revenue from contracts with customers
Project management fees	566,508	1,640,326
Sale of goods	27,423,873	39,307,886
Rendering of information technology system	-	175,772

	27,990,381	41,123,984

Timing of revenue recognition
Transferred at a point in time	27,990,381	41,123,984

(a)	Project management and rendering of information technology system

Revenue from project management fees and rendering of information technology system are recognised at a point in time when control of the goods is passed to the customer, which is point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

(b)	Sale of goods

The Group is engaged in supply and install customised IoT software or hardware. The majority of the sale of goods contracts are supply and install customised a set of IoT Smart Agriculture solution and customised source codes and reseller of mobile gadget and the relevant accessories.

Revenue from sale of goods is recognised at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer.

There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on the normal credit terms not exceeding twelve months.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

18.	PROFIT BEFORE TAX

	For the period ended 31 December
	2022	2021
	USD	USD

Profit before tax is arrived at after charging:
Depreciation of:
- property, plant and equipment	1,650,779	32
- right of use assets	14,437	12,713
Amortisation of intangible asset	2,598,740	912,734
Directors’ remuneration	-	7,394
Incorporation expenses	-	248
Rental of premises	10,877	13,595
Rental of equipment	721	381
Interest expense of lease liabilities	358	783

And crediting:
Negative goodwill	-	22,671
Interest income	50,194	1,515

19.	TAX EXPENSE

	For the period ended 31 December
	2022	2021
	USD	USD
Income tax
- Current year provision	809,196	165,922
- Underprovision in prior period	-	152
	809,196	166,074
Deferred tax (Note 14)
- Relating to origination and reversal of temporary differences	(1,373,842)	14,565
- Underprovision in prior period	(3,209)	-
	(1,377,051)	14,565
	(567,855)	180,639

Malaysian income tax is calculated at the statutory tax rate of 24% (2022: 24%) of the estimated taxable profit for the fiscal year.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

19.	TAX EXPENSE (CONT’D)

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	For the period ended 31 December
	2022	2021
	USD	USD

Profit before tax (“PBT”)	549,922	7,615,578

Tax at Malaysian statutory rate of 24% (2022: 24%)	(131,981)	(1,827,739)

Tax effects in respect of:
Non-allowable expenses	(53,629)	(16,080)
Non-taxable income	540,448	5,441
Deferred tax assets not recognized	209,777	(55,580)
Changes in unrecognized temporary differences	-	1,712,322
Double deduction	-	1,149
Utilisation of unrecognized deferred tax assets	31	-
	564,646	(180,487)

Under provision in prior years:
Income tax	-	(152)
Deferred tax (Note 13)	3,209	-
Tax expense	567,855	(180,639)

20.	EARNINGS PER ORDINARY SHARE (“EPS”)

(a)	Basic EPS

The basic EPS of the Group is calculated based on the profit attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	For the period ended 31 December
	2022	2021

Profit attributable to Owners of the Company (USD)	831,684	7,458,840
Weighted average number of ordinary shares in issue	18,396,739	10,000,000
Basic EPS (USD)	0.05	0.75

(b)	Diluted EPS

The diluted EPS of the Group for the period ended 31 December 2022 and 31 December 2021 are same as the basic EPS of the Group as the Group has no dilutive potential ordinary shares.

	For the period ended 31 December
	2022	2021

Profit attributable to Owners of the Company (USD)	831,684	7,458,840
Weighted average number of ordinary shares in issue	18,396,739	10,000,000
Diluted EPS (USD)	0.05	0.75

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

21.	EMPLOYEE BENEFITS

	For the period ended 31 December
	2022	2021
	USD	USD

Salaries, wages, bonuses and allowances	339,632	178,030
Defined contribution plans	25,866	16,557
Social security contributions	1,258	2,570
Other employee benefits	5,561	19,986
	372,317	217,143

22.	OPERATING SEGMENTS

The Group’s businesses are organised into business units based on their products and services provided. The performance of each segment is measured based on the internal management report reviewed by Chief Operating Decision Maker. The Group business segments as follow:

(a)	Internet of Things (“IoT”)
(b)	Investment holding and others

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The inter-segment transactions have been entered into at arms-length with terms mutually agreed between the segments and have been eliminated to arrive at the Group’s results.

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

31.12.2022
	IoT	Investment holding and others	Total
	USD	USD	USD
Assets
Segment assets	94,255,929	383,201	94,639,130
Deferred tax assets and tax recoverable	2,910	-	2,910
Total assets	94,258,839	383,201	94,642,040

Liabilities
Segment liabilities	23,360,140	15,683	23,375,823
Deferred tax liabilities and tax payable	4,910,679	797	4,911,476
Total liabilities	28,270,819	16,480	28,287,299

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

22.	OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment: (Cont’d)

31.12.2022 (Cont’d)
	IoT	Investment holding and others	Total
	USD	USD	USD
Additions to non-current assets:
Property, plant and equipment	16,402,389	-	16,402,389

Revenue
Total revenue	27,990,381	-	27,990,381
- Inter-segment revenue	-	-	-
Revenue from external parties	27,990,381	-	27,990,381

Results
Profit/(Loss)before interest, depreciation and tax	5,104,678	(340,636)	4,764,042
Depreciation of:
- property, plant and equipment	(1,650,779)	-	(1,650,779)
- right-of-use assets	(14,437)	-	(14,437)
Amortisation of intangible asset	(2,598,740)	-	(2,598,740)
Finance income/(cost), Net	45,492	4,344	49,836
Profit/(Loss) before tax	886,214	(336,292)	549,922
Tax expense	568,632	(777)	567,855
Profit/(Loss) for the period	1,454,846	(337,069)	1,117,777

31.12.2021
	IoT	Investment holding and others	Total
	USD	USD	USD
Assets
Segment assets	69,147,333	1,305	69,148,638
Deferred tax assets and tax recoverable	1,975	-	1,975
Total assets	69,149,308	1,305	69,150,613

Liabilities
Segment liabilities	18,091,285	10,778	18,102,063
Deferred tax liabilities and tax payable	2,404,036	-	2,404,036
Total liabilities	20,495,321	10,778	20,506,099

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

22.	OPERATING SEGMENTS (CONT’D)

(a)	Business segments (Cont’d)

31.12.2021 (Cont’d)
	IoT	Investment holding and others	Total
	USD	USD	USD
Additions to non-current assets:
Property, plant and equipment	773	-	773
Intangible assets	18,678,161	-	18,678,161
	18,678,934	-	18,678,934

Revenue
Total revenue	41,123,984	-	41,123,984
- Inter-segment revenue	-	-	-
Revenue from external parties	41,123,984	-	41,123,984

Results
Profit/(Loss) before interest, depreciation and tax	8,550,735	(10,410)	8,540,325
Depreciation of:
- property, plant and equipment	(32)	-	(32)
- right-of-use assets	(12,713)	-	(12,713)
Amortisation of intangible asset	(912,734)	-	(912,734)
Finance income/(cost), Net	732	-	732
Profit/(Loss) before tax	7,625,988	(10,410)	7,615,578
Tax expense	(180,639)	-	(180,639)
Profit/(Loss) for the period	7,445,349	(10,410)	7,434,939

(b)	Geographical segments

The Group operates predominantly in Malaysia and revenue from overseas is insignificant. Accordingly, the information by geographical segment is not presented.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

23.	RELATED PARTY DISCLOSURES

(a)	Identification of related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties also include Key Management Personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The Key Management Personnel include all the Directors of the Group.

The Group has related party relationship with its subsidiaries, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial period:

	For the period ended 31 December
	2022	2021
	USD	USD

Related companies
- Project management fee income	-	205,939
- Rendering of information technology system	-	173,035
- Project management fee expenses&	-	(933,908)

#	ARB Berhad charges management fee for administrative support service provided. The Director office cost comprise of director salary, defined contribution plan, social security contributions and other employee benefit. These costs were allocated based on ratio from gross profit contribution and assets among ARB Berhad’s subsidiaries.

&	Other than the above management fee, ARB Berhad’s subsidiaries out of the Group had provided specific project management services to the Group. The common cost majority comprise of IT technical staff payroll including remuneration, defined contribution plan, social security contribution and other employee benefit. Followed by upkeep of computer system, depreciation of property, plant and equipment and other expenses.

The related party transactions described above were carried out on agreed contractual terms and conditions and in the ordinary course of business between the related parties of the Group.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

23.	RELATED PARTY DISCLOSURES (CONT’D)

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial year are disclosed in Note 21 to the financial statements.

Dato Sri Liew Kok Leong is the Executive Director of the Group. He is also both the Chief Executive Officer and Executive Director of the Group’s ultimate controlling shareholder, ARB Berhad.

24.	RISK MANAGEMENT OVERVIEW

The overall financial risk management objective of the Group is to optimise its shareholders value and not to engage in speculative transactions.

The Group is exposed mainly to market risk (which comprises interest rate risk), credit risk and liquidity and cash flow risk arising from their business activities.

(a)	Market risk: Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group and of the Company will fluctuate because of changes in market interest rates. The exposure to market risk of the Group for changes in interest rates relates primarily to the deposits placed with licensed banks of the Group.

Sensitivity analysis for interest rate risk

The Group is not exposed to interest rate risk as the interest-bearing financial instruments carry fixed interest rates. As such, sensitivity analysis is not disclosed.

(b)	Credit risk

Exposure to credit risk arises mainly from sales made on credit terms. The Group controls the credit risk on sales by ensuring that its customers have sound financial position and credit history. The Group also seeks to invest cash assets safely and profitably with approved financial institutions in line with the policy of the Group.

Exposure to credit risk

At the end of each reporting period, the maximum exposure to credit risk of the Group and of the Company is represented by the carrying amount of each class of financial assets recognised in the statements of financial position. Information regarding credit enhancement for trade and other receivables is disclosed in Notes 5 and 6 respectively.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

24.	RISK MANAGEMENT OVERVIEW (CONT’D)

(c)	Credit risk concentration profile

The credit risk concentration profile has been disclosed in Note 5.

(d)	Liquidity and cash flow risk

Liquidity and cash flow risks are the risks that the Group and the Company will not be able to meet their financial obligation when they are fall due. The exposure of the Group and of the Company to liquidity risk are principally from their payable and lease liabilities.

The Group actively manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all operating, investing and financing needs are met. In executing its liquidity risk management strategy, the Group measures and forecasts its cash commitments and maintains a level of cash and cash equivalents deemed adequate to finance the activities of the Group.

The analysis of financial instruments by remaining contractual maturities has been disclosed in Notes 11 and 12 to the financial statements respectively.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

25.	BUSINESS COMBINATIONS

(a)	Acquisition of equity interest in subsidiaries

31 December 2021

In the previous financial period, the Group acquired 100% of the ordinary shares of ARB WMS Technologies Sdn. Bhd. (“ARB WMS”) and ARB Innovation Sdn. Bhd. (“ARB Innovation”).

ARB Innovation is a providers of information technology software and hardware in Malaysia. As a result of the acquisition, the Group is expected to be the leading provider of data networking products and services in Malaysia markets. It is also expecting to reduce cost through economies of scale.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries are as follows:

	ARB	ARB
	WMS	Innovation	Total
	USD	USD	USD

Fair value consideration for the acquisitions	12,213	1,915,709	18,264,439
Less: Cash and cash equivalents of subsidiaries acquired	(23,946)	(239)	(24,186))
Cash (inflow)/outflow from acquisition of subsidiaries	(11,733)	1,915,470	18,240,253

The recognised provisional fair values of identifiable assets and liabilities of subsidiaries at acquisition date are as follows:

	ARB	ARB
	WMS	Innovation	Total
	USD	USD	USD

Cash and bank balances	23,946	239	24,186
Trade receivables	45,498	65,852	111,351
Trade payables	-	(1,596)	(1,596)
Other payables and accruals	(1,046)	(487)	(1,533)
Net assets	68,398	64,008	132,408
Non-controlling interests measured at fair value	(33,515)	-	(33,515)
Group’s share of net assets	34,883	64,008	98,893
Less: Negative goodwill on consolidation recognized in consolidated statement of profit or loss	(22,670)	-	(22,670)
Add: Goodwill on consolidation	-	1,851,700	1,851,700
Total fair value of consideration for the acquisitions	12,213	1,915,708	1,927,923

The goodwill of ARB Innovation arising from the acquisition consists largest of the synergies and economies of scale expected from combining the operations of the Group and the acquired company. The bargain purchase of ARB WMS arising from the acquisition consist of economic benefit generated mainly from cash and bank balances and debt collection from trade receivables over its payables available.

The fair value of the non-controlling interest represents its share of the fair value of subsidiaries at the acquisition date, estimated using the purchase price allocation method. The bargain purchase on business combination is not taxable for tax purpose.

ARB WMS and ARB Innovation contributed the following revenue and (loss)/profit to the Group’s consolidated statements of operations for the current period since the date of acquisitions:

	ARB	ARB
	WMS	Innovation	Total
	USD	USD	USD

Revenue	-	37,595,785	37,595,785
Loss before tax	(5,971)	(86,865)	(92,837)
Loss for the period	(5,971)	(86,865)	(92,837)

Had the acquired companies been acquired at the beginning of the reporting period, the revenue and (loss)/profit to the Group is equivalent to the revenue and loss to the Group for the current year since the date of acquisitions.

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 DECEMBER 2022

26. SIGNIFICANT EVENTS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

(a)	Proposed listing of ARB IOT Group Limited (“AIGL”) on NASDAQ Stock Exchange in New York

On 24 June 2022, ARB IOT Group Limited, (“AIGL or the Company”) had filed its draft Registration Statement on Form F-1 (draft prospectus) (i.e., the registration statement required to be filed for foreign companies to be listed on a United States of America (“USA”) stock exchange) to Securities Exchange Commission (“SEC”) in USA.

On 7 July 2022, AIGL had submitted the listing application to the National Association of Securities Dealers Automated Quotation (“NASDAQ”) Stock Exchange in New Yoke for the proposed listing of AIGL on the NASDAQ Stock Exchange.

Proposed IPO of at least 1,200,000 new shares (“Issue Shares”), representing approximately 4.58% of the enlarged issued share capital of AIGL after the IPO in Minimum Scenario and up to 2,173,500 Issue Shares representing approximately 8.00% of the enlarged issued share capital of AIGL after the IPO in the Maximum Scenario on the NASDAQ Stock Exchange.

The Issue Shares pursuant to the Proposed IPO will be issued at an issue price of at least USD4 per Issue Share. The minimum issue price of USD4 per Issue Share was based on the minimum level of bid price (issue price) allowed for the listing of and quotation of the issue shares on the NASDAQ Stock Exchange for the IPO.

Based on the indicative issue price of USD4 per Issue Share (or equivalent to RM18.401 per Issue Share), the Proposed IPO is expected to raise a minimum gross proceed of USD4.80 million (or equivalent to RM22.09 million).

The Proposed Listing of the Company and/or the Proposed IPO is subject to and conditional upon the following approvals being obtained from:

(i)	the shareholders of ARB for the Proposed Listing of Subsidiary at the extraordinary general meeting to be convened;

(ii)	the SEC for the Registration Statement on Form F-1 (prospectus);

(iii)	NASDAQ Stock Exchange for the Proposed IPO; and

(iv)	any other relevant authorities/parties’ approval, if required.

The Listing of the Company has been completed on 5 April 2023 (Eastern Time) following the listing of the Issue Shares on NASDAQ Stock Exchange. A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov.

Note:

(1)	The exchange rate used for illustrative purposes is USD 1.00: RM 4.601, derived from exchange rate

(2)	based on Bank Negara Malaysia middle rate as at 5.00 p.m. on the 26 September 2022.